Exhibit 99.1

SIMILARWEB ANNOUNCES THIRD QUARTER 2025 RESULTS
Revenue growth of 11% in the third quarter
Eighth consecutive quarter of positive free cash flow
Customer base increased by 15%
TEL AVIV, ISRAEL -- November 11, 2025 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its third quarter ended September 30, 2025. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We are proud of the third quarter financial results that reflect our focus on disciplined execution and sustained demand for our Digital Data. RPO increased by 26% year-on-year and customer count increased by 15%, in addition to the 11% revenue growth in the quarter,” stated Or Offer, Co-Founder and CEO of Similarweb. “Commercial interest in our Generative AI data and solutions remains strong and revenues from Generative AI data and solutions are among our fastest growing revenue streams this quarter.” Offer concluded, “We are just beginning to tap into the vast potential of our data and the addressable markets we serve.”
Third Quarter 2025 Financial Highlights
•Total revenue was $71.8 million, an increase of 11% compared to $64.7 million for the third quarter of 2024.
•GAAP loss from operations was $(2.7) million or (4)% of revenue, compared to $(2.5) million or (4)% of revenue for the third quarter of 2024.
•GAAP net loss was $(4.3) million compared to a net loss of $(2.6) million for the third quarter of 2024.
•GAAP net loss per share was $(0.05), compared to $(0.03) for the third quarter of 2024.
•Non-GAAP operating profit was $4.6 million or 6% of revenue, compared to $4.4 million or 7% of revenue for the third quarter of 2024.

Exhibit 99.1
•Non-GAAP net income was $4.4 million or 6% of revenue, compared to $4.0 million or 6% of revenue for the third quarter of 2024.
•Non-GAAP basic and diluted net income per share was $0.05, consistent with $0.05 for the third quarter of 2024.
•Cash and cash equivalents totalled $65.5 million as of September 30, 2025, compared to $63.9 million as of December 31, 2024.
•Net cash provided by operating activities was $3.5 million, compared to $9.3 million for the third quarter of 2024.
•Free cash flow was $3.0 million, compared to $8.7 million for the third quarter of 2024.
•Normalized free cash flow was $3.0 million, compared to $9.0 million for the third quarter of 2024.
Recent Business Highlights
•Grew number of customers to 6,127 as of September 30, 2025, an increase of 15% compared to September 30, 2024.
•Grew number of customers with ARR of $100,000 or more to 447 as of September 30, 2025, an increase of 13% compared to September 30, 2024.
•Customers with ARR of $100,000 or more contributed 63% of the total ARR as of September 30, 2025, increased from 60% as of September 30, 2024.
•Dollar-based net retention rate, or NRR, for customers with ARR of $100,000 or more was 105% in the third quarter of 2025, compared to 111% in the third quarter of 2024.
•Overall NRR was 98% in the third quarter of 2025, compared to 101% in the third quarter of 2024.
•58% of our overall ARR is contracted under multi-year subscriptions as of September 30, 2025, increased from 45% as of September 30, 2024.
•Remaining performance obligations, or RPO, increased 26% year-over-year, to $267.6 million as of September 30, 2025, as compared to $212.5 million as of September 30, 2024.

Exhibit 99.1
“Ran Vered will start at Similarweb as CFO in December. Ran brings more than two decades of finance experience with a proven track record in driving growth, efficiency, and strategic transformation. He has served as CFO at three companies, including two public companies that trade in the US and a SaaS Data company. We are super excited that he is joining us,” stated Or Offer, Co-Founder and CEO of Similarweb. “I would like to thank Jason Schwartz for his 10 years of service as CFO of Similarweb and wish him success in the future.”
Financial Outlook
•FY 2025 Guidance
◦Total revenue for fiscal year 2025 estimated between $285.0 million and $288.0 million, representing approximately 15% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating profit for fiscal year 2025 estimated between $8.5 million and $9.5 million, an increase from our previous estimate.
The Company’s 2025 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to its closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, November 12, 2025. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for 2025 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales

Exhibit 99.1
and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses,non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1
We define Annual Recurring Revenue (ARR) as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.

ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2024	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$63,869	$65,464
Restricted deposits	10,572	10,983
Accounts receivable, net	50,975	41,838
Deferred contract costs	11,373	11,010
Prepaid expenses and other current assets	4,567	6,793
Total current assets	141,356	136,088
Property and equipment, net	25,921	22,910
Deferred contract costs, non-current	9,895	7,632
Operating lease right-of-use assets	34,393	34,453
Goodwill and intangible assets, net	30,846	46,521
Other non-current assets	500	667
Total assets	$242,911	$248,271
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	12,403	14,707
Payroll and benefit related liabilities	20,304	18,578
Deferred revenue	108,232	104,108
Other payables and accrued expenses	29,330	36,080
Operating lease liabilities	6,923	8,183
Total current liabilities	177,192	181,656
Deferred revenue, non-current	1,172	1,363
Operating lease liabilities, non-current	32,809	33,864
Other long-term liabilities	4,230	6,375
Total liabilities	215,403	223,258
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2024 and September 30, 2025 (Unaudited), 82,620,679 and 86,283,483 shares issued as of December 31, 2024 and September 30, 2025 (Unaudited), 82,618,511 and 86,281,315 outstanding as of December 31, 2024 and September 30, 2025 (Unaudited), respectively;	227	238
Additional paid-in capital	391,449	413,104
Accumulated other comprehensive income	388	1,666
Accumulated deficit	(364,556)	(389,995)
Total shareholders' equity	27,508	25,013
Total liabilities and shareholders' equity	$242,911	$248,271

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Revenue	$184,326	$209,842	$64,707	$71,789
Cost of revenue	39,483	42,835	14,243	14,597
Gross profit	144,843	167,007	50,464	57,192
Operating expenses:
Research and development	40,238	54,787	14,460	18,459
Sales and marketing	77,903	93,191	26,806	29,214
General and administrative	32,806	37,896	11,665	12,211
Total operating expenses	150,947	185,874	52,931	59,884
Loss from operations	(6,104)	(18,867)	(2,467)	(2,692)
Finance income (expenses), net	1,235	(3,577)	(43)	(935)
Loss before income taxes	(4,869)	(22,444)	(2,510)	(3,627)
Provision for income taxes	1,168	2,995	56	704
Net loss	$(6,037)	$(25,439)	$(2,566)	$(4,331)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.08)	$(0.30)	$(0.03)	$(0.05)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	80,404,216	84,218,508	81,279,239	85,476,076
Net loss	$(6,037)	$(25,439)	$(2,566)	$(4,331)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(757)	1,278	123	(776)
Total other comprehensive (loss) income, net of tax	(757)	1,278	123	(776)
Total comprehensive loss	$(6,794)	$(24,161)	$(2,443)	$(5,107)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Cost of revenue	$578	$766	$190	$252
Research and development	4,181	5,183	1,378	1,680
Sales and marketing	3,101	3,824	1,109	1,071
General and administrative	5,232	6,436	1,830	1,253
Total	$13,092	$16,209	$4,507	$4,256

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(6,037)	$(25,439)	$(2,566)	$(4,331)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,012	6,670	2,873	2,227
Finance income	(211)	(2,319)	(677)	(1,119)
Unrealized loss (gain) from hedging future transactions	41	(31)	(19)	46
Share-based compensation	13,092	16,209	4,507	4,256
Gain from sale of equipment	(10)	(20)	(3)	(3)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(1,304)	2,255	1,209	427
Decrease in accounts receivable, net	13,361	9,934	3,742	1,092
Decrease in deferred contract costs	1,588	2,626	1,005	514
(Increase) decrease in other current assets	(754)	(897)	2,163	(276)
Decrease (increase) in other non-current assets	83	(167)	36	291
Increase in accounts payable	2,284	2,250	5,542	5,351
Decrease in deferred revenue	(3,792)	(5,198)	(11,108)	(10,939)
Increase (decrease) in other non-current liabilities	355	215	(265)	104
Increase in other liabilities and accrued expenses	48	5,108	2,905	5,810
Net cash provided by operating activities	26,756	11,196	9,344	3,450
Cash flows from investing activities:
Purchase of property and equipment, net	(1,198)	(1,209)	(290)	(500)
Capitalized internal-use software costs	(793)	—	(324)	—
Increase in restricted deposits	(414)	(411)	(125)	(139)
Payment for business combinations, net of cash acquired	(15,442)	(15,787)	(11,609)	(116)
Net cash used in investing activities	(17,847)	(17,407)	(12,348)	(755)
Cash flows from financing activities:
Proceeds from exercise of stock options	3,724	4,332	667	2,309
Proceeds from employee share purchase plan	555	1,155	—	—
Repayment of Credit Facility	(25,000)	—	—	—
Net cash (used in) provided by financing activities	(20,721)	5,487	667	2,309
Effect of exchange rates on cash and cash equivalents	211	2,319	677	1,119
Net (decrease) increase in cash and cash equivalents	(11,601)	1,595	(1,660)	6,123
Cash and cash equivalents, beginning of period	71,732	63,869	61,791	59,341
Cash and cash equivalents, end of period	$60,131	$65,464	$60,131	$65,464

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(848)	$(1,042)	$(291)	$(362)
Taxes paid	$1,151	$1,592	$303	$301
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$6,064	$5,308	$1,611	$2,565
Share-based compensation included in capitalized internal-use software	$62	$—	$29	$—
Deferred proceeds from exercise of share options included in other current assets	$5	$—	$5	$—
Deferred costs of property and equipment incurred during the period included in accounts payable	$92	$174	$92	$174

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP gross profit	$144,843	$167,007	$50,464	$57,192
Add:
Share-based compensation expenses	578	766	190	252
Retention payments related to business combinations	44	57	19	19
Amortization of intangible assets related to business combinations	3,376	1,210	1,152	405
Non-GAAP gross profit	$148,841	$169,040	$51,825	$57,868
Non-GAAP gross margin	81%	81%	80%	81%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating profit

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Loss from operations	$(6,104)	$(18,867)	$(2,467)	$(2,692)
Add:
Share-based compensation expenses	13,092	16,209	4,507	4,256
Retention payments related to business combinations	1,347	5,867	528	2,094
Amortization of intangible assets related to business combinations	3,795	2,479	1,448	895
Secondary offering costs	350	—	350	—
Non-GAAP operating profit	$12,480	$5,688	$4,366	$4,553
Non-GAAP operating margin	7%	3%	7%	6%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP research and development	$40,238	$54,787	$14,460	$18,459
Less:
Share-based compensation expenses	4,181	5,183	1,378	1,680
Retention payments related to business combinations	27	1,685	11	707
Non-GAAP research and development	$36,030	$47,919	$13,071	$16,072
Non-GAAP research and development margin	20%	23%	20%	22%

GAAP sales and marketing	$77,903	$93,191	$26,806	$29,214
Less:
Share-based compensation expenses	3,101	3,824	1,109	1,071
Retention payments related to business combinations	1,276	2,237	498	659
Amortization of intangible assets related to business combinations	419	1,269	296	490
Non-GAAP sales and marketing	$73,107	$85,861	$24,903	$26,994
Non-GAAP sales and marketing margin	40%	41%	38%	38%

GAAP general and administrative	$32,806	$37,896	$11,665	$12,211
Less:
Share-based compensation expenses	5,232	6,436	1,830	1,253
Retention payments related to business combinations	—	1,888	—	709
Secondary offering costs	350	—	350	—
Non-GAAP general and administrative	$27,224	$29,572	$9,485	$10,249
Non-GAAP general and administrative margin	15%	14%	15%	14%

Exhibit 99.1
Reconciliation of Net loss (GAAP) to non-GAAP Net income

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(In thousands, except for share and per share amounts)		(In thousands, except for share and per share amounts)
GAAP Net loss	$(6,037)	$(25,439)	$(2,566)	$(4,331)
Add:
Share-based compensation expenses	13,092	16,209	4,507	4,256
Retention payments related to business combinations	1,347	5,867	528	2,094
Amortization of intangible assets related to business combinations	3,795	2,479	1,448	895
Secondary offering costs	350	—	350	—
Non-operating foreign exchange (gains) losses	(972)	3,989	325	1,332
Tax effect of adjustments, net	(1,426)	18	(635)	148
Non-GAAP net income	$10,149	$3,123	$3,957	$4,394
Non-GAAP net income margin	6%	1%	6%	6%

Weighted average number of ordinary shares - basic	80,404,216	84,218,508	81,279,239	85,476,076
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.13	$0.04	$0.05	$0.05

Weighted average number of ordinary shares - diluted	85,676,291	89,085,715	86,511,629	89,585,609
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.12	$0.04	$0.05	$0.05

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Nine Months Ended September 30,		Three Months Ended September 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Net cash provided by operating activities	$26,756	$11,196	$9,344	$3,450
Purchases of property and equipment, net	(1,198)	(1,209)	(290)	(500)
Capitalized internal use software costs	(793)	—	(324)	—
Free cash flow	$24,765	$9,987	$8,730	$2,950

Deferred payments related to business combinations	265	1,660	265	—
Normalized free cash flow	$25,030	$11,647	$8,995	$2,950